

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2012

Via E-mail
Kari Stenslie
Chief Financial Officer
First Financial Northwest, Inc.
201 Wells Avenue South
Renton, WA 98057

> **Re: First Financial Northwest, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 10, 2012**
> **Form 10Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 7, 2012**
> **File No. 001-33652**

Dear Ms. Stenslie:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices, Loans page 94

1. Please revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status. Specifically

disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

2. Please tell us and revise future filings to disclose the following information about your troubled debt restructurings (TDR's) accounting policies.

    - Does the accrual status of a loan change after it has been classified as a TDR and if it does please explain how you determined that was appropriate;

    - Under what conditions do you remove a loan from TDR status; and

    - How you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Note 7. Fair Value page 118

3. We note you use appraisals in determining the fair value of collateral dependent loans, please tell us and revise future filings to address the following:

    - How and when you obtain updated external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

    - The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

    - Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference.

Form 10Q for the Quarterly Period Ended June 2012

Selected Notes to Consolidated Financial Statements

Note 14 – Proxy Contest and Related Litigation

4. We note your disclosure related to legal proceedings. Please revise future filings to disclose the amount or range of reasonably possible losses or to indicate that an amount cannot be estimated. Refer to ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant